EMX ROYALTY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of United States Dollars)

December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

EMX Royalty Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of EMX Royalty Corporation (the "Company") as of December 31, 2022, December 31, 2021, and January 1, 2021, and the related consolidated statements of income (loss), comprehensive loss, cash flows, and shareholders' equity for the years ended December 31, 2022 and 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, December 31, 2021, and January 1 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO") and our report dated March 27, 2023, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Presentation Currency

As discussed in Note 2 to the consolidated financial statements, during the year ended December 31, 2022, the Company retroactively change its presentation currency from the Canadian dollar to U.S. dollar.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indicators or Recoverable Amount of Royalty and Other Property Interests, and of Investments in Associated Entities

As described in Notes 2, 7 and 9 to the financial statements, the amount of the Company's royalty and other property interests was $53.4 million and the investments in associated entities was $58.2 million as of December 31, 2022. Management assesses whether any indication of impairment exists at the end of each reporting period for each royalty or other property interest and for the investments in associated entities, including assessing whether there are observable indications that the asset's value has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource information, and geological exploration data, which indicates production from royalty interests, or other property interests may not be recoverable.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of royalty and other property interests and for the investments in associated entities is a critical audit matter includes significant judgments by management in assessing whether there were indicators of impairment, including among other items, evaluation of future commodity pricing, discount rates, ore recovery rates, performance projections of underlying mining operations, and publicly available data on exploration results on non-producing properties. There is significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the aforementioned matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others:

  evaluating the reasonableness of management's assessment of indicators of impairment for significant royalty and other property interests, and investments in associated entities;
  evaluation of future commodity pricing;
  assessing fair value model and related inputs with the assistance of a fair value specialist with respect to the Gediktepe royalty asset estimate of recoverable amount;
  evaluation of the current, past and projected performance of the underlying mining operations; and
  review of publicly available exploration results on non-producing properties.

We have served as the Company's auditor since 2002.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

EMX Royalty Corporation

Opinion on Internal Control Over Financial Reporting

We have audited EMX Royalty Corporation's (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the "COSO criteria"). In our opinion, because of the effect of a material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's consolidated statements of financial position as of December 31, 2022, December 31, 2021, and January 1, 2021, and the related consolidated statements of income (loss), comprehensive loss, cash flows, and shareholders' equity for the years ended December 31, 2022 and 2021, and the related notes and our report dated March 27, 2023 expressed an unqualified opinion thereon.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: deficiency in manual controls related to review process over period end closing and reporting.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, and this report does not affect our report dated March 27, 2023, on such financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 40-F. Our responsibility is to express an opinion on the entity's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 27, 2023

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of United States Dollars)

		Restated (Note 2)
ASSETS	December 31, 2022	December 31, 2021	January 1, 2021

Current
Cash and cash equivalents	$15,508	$19,861	$41,141
Restricted cash (Note 3)	1,330	3,072	959
Investments (Note 4)	10,409	12,122	13,151
Trade receivables and other assets (Note 5)	11,574	7,440	2,576
Loan receivable (Note 6)	-	2,000	392
Total current assets	38,821	44,495	58,219

Non-current
Restricted cash (Note 3)	144	144	154
Investments (Note 4)	4,152	4,048	6,963
Trade receivables and other assets (Note 5)	12,522	13,429	358
Investments in associated entities (Note 7)	58,189	34,781	-
Royalty and other property interests (Note 9)	53,425	65,648	14,517
Property and equipment (Note 10)	1,188	669	586
Deferred financing charges	389	351	-
Deferred income tax asset (Note 11)	-	3,078	-
Total non-current assets	130,009	122,148	22,578

TOTAL ASSETS	$168,830	$166,643	$80,797

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,340	$2,336	$2,840
Advances from joint venture partners (Note 12)	1,703	2,696	1,228
Loans payable (Note 13)	3,216	50,733	-
Total current liabilities	7,259	55,765	4,068

Non-current
Loan payable (Note 13)	37,273	-	-
Deferred income tax liability (Note 11)	1,097	-	-
Total non-current liabilities	38,370	-	-

TOTAL LIABILITIES	45,629	55,765	4,068

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	193,006	181,857	127,823
Reserves	11,753	17,804	13,281
Deficit	(81,558)	(88,783)	(64,375)
TOTAL SHAREHOLDERS' EQUITY	123,201	110,878	76,729

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$168,830	$166,643	$80,797

Nature of operations and going concern (Note 1)
Event subsequent to the reporting date (Note 20)

Approved on behalf of the Board of Directors on March 23, 2023

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of United States Dollars, except per share amounts)

	Year ended December 31, 2022	Year ended December 31, 2021 Restated (Note 2)
REVENUE AND OTHER INCOME (Note 8)	$18,277	$7,526

COSTS AND EXPENSES
General and administrative (Note 8)	5,908	4,467
Project and royalty generation costs, net (Note 9)	8,935	7,574
Depletion, depreciation, and direct royalty taxes	5,803	2,590
Share-based payments (Note 14)	2,492	2,935
	23,138	17,566

Loss from operations	(4,861)	(10,040)

Loss on revaluation of investments	(3,757)	(5,008)
Gain (loss) on sale of marketable securities	(350)	371
Equity income from investments in associated entities (Note 7)	2,890	2,761
Foreign exchange gain (loss)	2,061	(3,947)
Gain on debt and receivable modifications (Notes 9 & 13)	4,260	-
Finance expenses and other (Note 13)	(5,247)	(2,331)
Settlement gain, net (Note 9)	18,825	-
Impairment charges (Notes 7 and 9)	(5,526)	(8,373)

Income (loss) before income taxes	8,295	(26,567)
Deferred income tax recovery (expense) (Note 11)	(4,175)	3,110
Income tax expense (Note 11)	(771)	(274)

Income (loss) for the year	$3,349	$(23,731)

Basic earnings (loss) per share (Note 15)	$0.03	$(0.27)
Diluted earnings (loss) per share (Note 15)	$0.03	$(0.27)

Weighted average number of common shares outstanding - basic (Note 15)	108,761,894	89,134,708
Weighted average number of common shares outstanding - diluted (Note 15)	109,856,646	89,134,708

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of United States Dollars)

	Year ended December 31, 2022	Year ended December 31, 2021 Restated (Note 2)
Income (loss) for the year	$3,349	$(23,731)

Other comprehensive income (loss)
Reclass of AOCI on disposal of FVOCI investment	-	677
Currency translation adjustment	(5,930)	898

Comprehensive loss for the year	$(2,581)	$(22,156)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Year ended December 31, 2022	Year ended December 31, 2021 Restated (Note 2)

Cash flows from operating activities
Income (loss) for the year	$3,349	$(23,731)
Items not affecting operating activities:
Interest income	(1,773)	(917)
Effect of exchange rate changes on cash and cash equivalents	579	(92)
Items not affecting cash:
Loss on revaluation of investments	3,757	5,008
Equity income from investments in associates	(2,890)	(2,761)
Share-based payments	3,429	3,624
Bonus shares issued	-	10
Gain on debt and receivable modification	(4,260)	-
Deferred income tax expense (recovery)	4,175	(3,110)
Depreciation	147	81
Depletion	5,637	2,418
Finance charges, net of settlement gains	5,247	2,016
Realized (gain) loss on sale of investments	350	(371)
Impairment charges	5,526	8,373
Shares received pursuant to property agreements	(947)	(2,038)
Unrealized foreign exchange (gain) loss	(2,624)	3,112

Changes in non-cash working capital items (Note 19)	(2,973)	316
Total cash provided by (used in) operating activities	16,729	(8,062)

Cash flows used in investing activities
Option payments received	473	507
Interest received on cash and cash equivalents	40	175
Dividends and other distributions	5,441	1,924
Loan receivable	-	(1,976)
Proceeds from loan repayment	2,544	439
Acquisition of royalty and other property interests, net	(484)	(33,831)
Purchase of investment in associated entity	(25,742)	(38,150)
Purchases of fair value through profit and loss investments, net	(1,912)	(1,289)
Purchase and sale of property and equipment, net	(699)	(162)
Reclamation bonds	362	(476)
Total cash used in investing activities	(19,977)	(72,839)

Cash flows from financing activities
Loans payable	-	43,195
Loan repayments	(11,486)	(1,171)
Proceeds from private placement	10,000	17,241
Share issue costs	(39)	(507)
Proceeds from exercise of options	1,037	1,122
Deferred financing costs	(38)	(351)
Total cash provided by (used in) financing activities	(526)	59,529

Effect of exchange rate changes on cash and cash equivalents	(579)	92

Change in cash and cash equivalents	(4,353)	(21,280)
Cash and cash equivalents, beginning	19,861	41,141

Cash and cash equivalents, ending	$15,508	$19,861

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in thousands of United States Dollars, except per share amounts)

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive loss	Deficit	Total

Balance as at December 31, 2021 - Restated (Note 2)	105,359,211	$181,857	$18,347	$(543)	$(88,783)	$110,878
Shares issued for royalty and property acquisitions	211,795	477	-	-	-	477
Shares issued for private placements	3,812,121	8,670	1,330	-	-	10,000
Share issue costs	-	(39)	-	-	-	(39)
Shares issued for exercise of stock options	1,110,000	1,639	(602)	-	-	1,037
RSUs issued	171,063	402	(402)	-	-	-
Share-based payments	-	-	3,429	-	-	3,429
Foreign currency translation adjustment	-	-	-	(5,930)	-	(5,930)
Effect of functional currency change	-	-	-	(3,876)	3,876	-
Income for the year	-	-	-	-	3,349	3,349

Balance as at December 31, 2022	110,664,190	$193,006	$22,102	$(10,349)	$(81,558)	$123,201

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive loss	Deficit	Total

Balance as at December 31, 2020 - Restated (Note 2)	84,677,831	$127,823	$15,399	$(2,118)	$(64,375)	$76,729
Shares issued for royalty and property acquisitions	12,437,833	34,253	-	-	-	34,253
Shares issued for private placements	6,500,000	17,190	51	-	-	17,241
Shares issued in connection with Sprott credit facility	450,730	1,239	-	-	-	1,239
Share issue costs	-	(567)	60	-	-	(507)
Shares issued for exercise of stock options	1,055,400	1,763	(641)	-	-	1,122
Shares issued for bonuses	4,667	10	-	-	-	10
RSUs issued	232,750	146	(146)	-	-	-
Share-based payments	-	-	3,624	-	-	3,624
Reclass of AOCI on disposal of FVOCI investment	-	-	-	677	(677)	-
Foreign currency translation adjustment	-	-	-	898	-	898
Loss for the year	-	-	-	-	(23,731)	(23,731)

Balance as at December 31, 2021 - Restated (Note 2)	105,359,211	$181,857	$18,347	$(543)	$(88,783)	$110,878

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

These consolidated financial statements of the Company are presented in United States Dollars ("USD" or "US$") unless otherwise noted, which is the functional currency of the Company's significant operating subsidiaries including Bullion Monarch Mining, Inc. ("BULM" or "Bullion"), Bronco Creek Exploration Inc. ("BCE"), EMX (USA) Services Inc., Eurasian Madencilik AS, Eurasian Royalty Madencilik AS, EMX Chile SpA and its 50% interest in Minera Tercero SpA ("Tercero"), the holder of an investment in associated entity which is also functionally USD.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements comprise the accounts of EMX Royalty Corporation, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company's principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
EMX - NSW1 PTY LTD.	Australia	100%
EMX Broken Hill PTY LTD.	Australia	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Royalty Madencilik Anonim Sirketi	Turkey	100%
EMX Scandinavia AB (formerly Eurasian Minerals Sweden AB)	Sweden	100%
Viad Royalties AB	Sweden	100%
EV Metals AB	Sweden	100%
EMX Finland OY	Finland	100%
EMX Norwegian Services AS	Norway	100%
EMX Chile SpA	Chile	100%
Minera Tercero SpA	Chile	50%

Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch Mining, Inc., Eurasian Royalty Madencilik AS, EMX Chile SpA and Minera Tercero SpA which is the US dollar.  During the year ended December 31, 2022 the Company also changed the functional currency of Eurasia Madencilik AS, EMX (USA) Services Corp. and Bronco Creek Exploration Inc. to the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the US dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective December 31, 2022, the Company elected to change its presentation currency from the Canadian dollar ("CAD" or "C$") to USD. The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded precious metals royalty and streaming companies. The Company has applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company's presentation currency.

Revenue recognition

Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty interest is a performance obligation. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

Revenue recognition for royalty interests occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short term and long term restricted cash, current and non-current investments, loan receivable, trade receivables, reclamation bonds, accounts payable and accrued liabilities, advances from joint venture partners and loans payable. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, restricted cash, trade receivables, loan receivable, and reclamation bonds which are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, advances from joint venture partners and loans payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

Investments in common shares and warrants are classified as fair value through profit or loss ("FVTPL"). These common shares and warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss under the classification of change in fair value of fair value through profit or loss assets.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as amortized cost are recognized at their fair value amount and offset against the related asset or liability. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Investments in associated entities

The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events have an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
  National or local economic conditions that correlate with defaults of the associated companies.

Other property interests and royalty generation expenditures

Acquisition costs for property interests, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for property interests pursuant to the terms of the agreement. Royalty generation expenditures, net of recoveries, are charged to profit or loss as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management's estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

A property interest acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Royalty interests

Royalty interests consist of acquired royalty interests pursuant to purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

On acquisition of a royalty interest, an allocation of its cost is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.

Property and equipment

Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straight line method. Equipment is depreciated using a 5 year straight line method or by using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets' carrying value.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units each period to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to profit or loss, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to capital stock. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to capital stock. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

The Company has granted certain employees and non-employees restricted share units ("RSUs") to be settled in shares of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as reserves. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

Existing stock options and share purchase warrants are not included in the earnings (loss) per share computation of diluted earnings (loss) per share if inclusion would be anti-dilutive. For the years presented in which the inclusion of stock options and warrants would be anti-dilutive, the basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted price on the day prior to the issuance date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has identified the following significant judgments, and estimates where assumptions made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a) Royalty interests and related depletion

In accordance with the Company's accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), reserves and discount rates. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

The Company’s revenue generating royalty interests are depleted using the unit of production method over the estimated life of the related mineral property. The estimated life of the related mineral property requires the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

b) Other property interests

Recorded costs of other property interests are not intended to reflect present or future values of other property interests. Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property interests. Internal sources of information that management considers include the manner in which other property interests are being used or are expected to be used and indications of economic performance of the assets. The recorded costs are therefore subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

c) Taxation

The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position and their related measurement.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions.

These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Valuation of investments in private entities

The Company values its investments in private entities at fair value at each reporting date. When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques. The inputs to these valuation models are taken from observable market data where possible, including concurrent third party investments, but where this is not feasible, a degree of judgement is required in establishing fair value.  Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a) Functional Currencies

The functional currency of each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

b) Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

New Accounting Policies

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2023. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

3. RESTRICTED CASH

At December 31, 2022, the Company classified $1,474 (December 31, 2021 - $3,216) as restricted cash. This amount is comprised of $144 (December 31, 2021 - $144) held as collateral for its corporate credit cards and cash of $1,330 (December 31, 2021 - $1,572) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing property agreements.  Partner advances expected to be used within the following twelve months are included with current assets.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

4. INVESTMENTS

At December 31, 2022 and 2021, the Company had the following investments:

	December 31, 2022	December 31, 2021

Marketable securities	$9,966	$7,267
Warrants	4	142
Private company investments	4,591	8,761
Total Investments	14,561	16,170
Less: current portion	(10,409)	(12,122)
Non-current portion	$4,152	$4,048

During the year ended December 31, 2022, the Company recognized $333 (2021 - $446) in interest income on its investment in Ensero Holdings, Inc., a privately-held Delaware corporation, and $Nil (2021 - $217) in dividend income related to certain marketable securities, both of which have been included in revenue and other income.

The Company also receives investments as proceeds related to various property agreements and therefore may sell its holdings to the market where appropriate. During the year ended December 31, 2022 the Company realized $1,013 (2021 - $1,601) in proceeds from sales of investments.

5. TRADE RECEIVABLES AND OTHER ASSETS

The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.

As at December 31, 2022 and 2021, trade receivables and other assets were as follows:

Category	December 31, 2022	December 31, 2021
Royalty revenue receivable	$1,034	$198
Refundable taxes	1,017	1,166
Turkish VAT recoverable	3,567	5,496
Recoverable royalty generation expenditures and advances	911	1,445
Deferred compensation	12,216	11,112
Milestone payments receivable	4,000	-
Reclamation bonds	472	834
Prepaid expenses, deposits and other	879	617
Total receivables and other assets	24,096	20,869
Less: current portion	(11,574)	(7,440)
Non-current portion	$12,522	$13,429

Non-current trade receivables and other assets are comprised of VAT, the deferred payments from Aftermath Silver Ltd. ("Aftermath") and AbraSilver Resource Corp. ("AbraSilver") (Note 9) expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

5. TRADE RECEIVABLES AND OTHER ASSETS (Continued)

The following table summarizes the changes in deferred compensation receivable during the years ended December 31, 2022 and 2021:

	Aftermath	Abrasilver	Total
Balance as at January 1, 2021	$-	$-	$-
Additions	8,506	4,600	13,106
Interest accretion	156	100	256
Amount received	(2,250)	-	(2,250)
Balance as at December 31, 2021	6,412	4,700	11,112
Gain on receivable modification	255	-	255
Interest accretion	696	553	1,249
Amount received	(400)	-	(400)
Balance as at December 31, 2022	6,963	5,253	12,216
Less: current portion	(2,500)	-	(2,500)
Non-current portion	$4,463	$5,253	$9,716

As at December 31, 2022, the Company has no material reclamation obligations. Once reclamation of the properties is complete, the bonds will be returned to the Company.

The carrying amounts of the Company's trade receivables and other assets are denominated in the following currencies:

Currency	December 31, 2022	December 31, 2021
US Dollars	$18,763	$13,359
Canadian Dollars	347	1,351
Swedish Krona	1,350	663
Turkish Lira	3,602	5,496
Other	34	-
Total	$24,096	$20,869

6. LOAN RECEIVABLE

In July 2021, the Company entered into a loan administration agreement with Earlston Investments Corp. ("Earlston") who entered into a separate loan agreement dated May 28, 2021 with Colorado Legacy Lands, LLC ("CLL"), as borrower to provide a bridge loan to CLL in the aggregate principal amount of $4,000 to be funded by sub-participants of which included EMX. The bridge loan included a 12% interest rate per annum, compounded monthly and payable monthly. In consideration for the advance of the loan, CLL agreed to pay Earlston a $160 bonus fee up front and reimburse other loan related expenses.

Pursuant to the loan administration agreement, EMX agreed to fund $2,000 of the bridge loan to CLL as a sub-participant. As such, EMX advanced the total of $1,916 which was $2,000 less its share of the bonus fee being $80 and its share of expenses. During the year ended December 31, 2022, the Company received $144 (2021 - $144) in interest income and the loan balance was repaid in full. As at December 31, 2022 the balance receivable was $Nil (December 31, 2021 - $2,000).

7. INVESTMENTS IN ASSOCIATED ENTITIES

Caserones

In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for $34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Tercero, with Elemental Altus Royalties Corp. (formerly Altus Strategies Plc) which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

7. INVESTMENTS IN ASSOCIATED ENTITIES (Continued)

Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for $68,200. Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 13) to finance its portion of the purchase price. SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest in Tercero provides EMX with the right to an effective 0.418% royalty interest.

During the year ended December 31, 2022, the Company increased its effective NSR to 0.7335% by acquiring an additional 16.23% interest in SLM California for $25,742 through its wholly-owned subsidiary EMX Chile SpA.

The Company through its Tercero and EMX Chile SpA combined interests does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	December 31, 2022	December 31, 2021
Opening Balance	$34,781	$-
Capital Investment	25,742	34,100
Company's share of net income of associated entity	2,890	2,387
Distributions	(5,224)	(1,706)
Ending Balance	$58,189	$34,781

Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Royalty Revenue	$18,887	$16,362
Net income	7,660	11,102

	December 31, 2022	December 31, 2021
Current assets	$9,187	$4,968
Non-current assets	-	-
Total liabilities	(5,298)	(5,353)
Net assets (liabilities)	3,889	(385)
The Company's ownership %	37.7%	21.5%
Acquisition fair value and other adjustments	56,722	34,864
Carrying amount of investment in associated entity	$58,189	$34,781

Rawhide

The Company has a 38.07% (December 31, 2021 - 38.07%) equity investment in Rawhide Acquisition Holdings ("RAH"). During the year ended December 31, 2021 RAH suspended its mining operations due to working capital constraints and as at December 31, 2021 the Company determined that its investment in RAH was impaired. Accordingly, the Company recognized an impairment charge of $8,145 on the value of its investment at December 31, 2021. Equity income from RAH during the year ended December 31, 2022 was $Nil (2021 - $374) and as at year end the Company's investment in RAH was $Nil (December 31, 2021 - $Nil).

The Company has a minority position on the Board of Rawhide, and does not control operational decisions. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

7. INVESTMENTS IN ASSOCIATED ENTITIES (Continued)

Summarized financial information for the Company's investment in Rawhide on a 100% basis and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

December 31, 2021
Current assets	$25,251
Non-current assets	26,425
Current liabilities	(16,695)
Non-current liabilities	(33,206)
Net assets	1,775
The Company's ownership %	38.07%
Acquisition fair value and other adjustments	(676)
Carrying amount of investment in associated entity	$-

8. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the years ended December 31, 2022 and 2021, the Company had the following sources of revenue and other income, and general and administrative expenses:

Revenue and other income	Year ended	Year ended
	December 31, 2022	December 31, 2021
Royalty revenue	$6,913	$2,985
Interest income	1,773	1,002
Option and other property income	9,591	3,476
Dividend Income	-	63
	$18,277	$7,526

General and administrative expenses	Year ended	Year ended
	December 31, 2022	December 31, 2021
Salaries, consultants, and benefits	$2,198	$1,494
Professional fees	1,555	1,329
Investor relations and shareholder information	848	550
Transfer agent and filing fees	242	253
Administrative and office	895	787
Travel	170	54
	$5,908	$4,467

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the year ended December 31, 2022:

	Country	December 31, 2021	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	December 31, 2022
Royalty Interests
Gediktepe	Turkey	$43,746	$-	$(3,770)	$(5,448)	$-	$34,528
Leeville	USA	6,413	-	(1,867)	-	-	4,546
Diablillos	Argentina	7,018	-	-	-	(436)	6,582
Berenguela	Peru	1,949	-	-	-	(121)	1,828
Revelo Portfolio	Chile	1,326	-	-	(25)	(164)	1,137
Tartan Lake	Canada	975	-	-	-	(61)	914
Other*	Various	1,771	484	-	-	(99)	2,156
		63,198	484	(5,637)	(5,473)	(881)	51,691
Other Property Interests
Perry Portfolio	Canada	1,321	(446)	-	(53)	(81)	741
Other*	Various	1,129	(67)	-	-	(69)	993
		2,450	(513)	-	(53)	(150)	1,734
Total		$65,648	$(29)	$(5,637)	$(5,526)	$(1,031)	$53,425

*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

As at and for the year ended December 31, 2021:

	Country	January 1, 2021	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	December 31, 2021
Royalty Interests
Gediktepe	Turkey	$-	$43,746	$-	$-	$-	$43,746
Leeville	USA	8,831	-	(2,418)	-	-	6,413
Diablillos	Argentina	-	7,224	-	-	(206)	7,018
Berenguela	Peru	-	2,006	-	-	(57)	1,949
Revelo Portfolio	Chile	1,322	-	-	-	4	1,326
Tartan Lake	Canada	-	1,003	-	-	(28)	975
Other*	Various	1,031	753	-	-	(13)	1,771
		11,184	54,732	(2,418)	-	(300)	63,198
Other Property Interests
Perry Portfolio	Canada	1,900	(462)	-	(124)	7	1,321
Other*	Various	1,433	(205)	-	(104)	5	1,129
		3,333	(667)	-	(228)	12	2,450
Total		$14,517	$54,065	$(2,418)	$(228)	$(288)	$65,648

*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

ROYALTY INTERESTS

SSR Mining Royalty Portfolio

On October 21, 2021, the Company completed the acquisition of a portfolio of royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining"). The royalty portfolio includes $18,000 in future cash payments (of which $2,250 was received during the year ended December 31, 2021). Total consideration paid was $33,000 in cash and 12,323,048 common shares of the Company valued at $33,901 to SSR Mining. The Company also paid $408 in acquisition costs, $7,848 in VAT, and $383 in stamp duties. Additionally, EMX will be required to make contingent payments to SSR Mining of up to $34,000 for the Yenipazar property to be paid in a combination of cash and common shares of EMX upon certain development and production milestones being achieved.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

As part of the portfolio, the Company acquired two royalties at Gediktepe in Turkey, which cover assets currently being operated by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of the production of 10,000 gold-equivalent oxide ounces, a $4,000 milestone payment was earned and became payable to the Company on the first anniversary of the milestone being reached. This amount has been accrued and included in revenue and other income for the year ended December 31, 2022. During the year ended December 31, 2022 the Company also recognized $3,709 (2021 - $Nil) in royalty revenues relating to the production beyond that of the initial 10,000 gold equivalent oxide ounces milestone.

The portfolio also includes a Net Profits Interest ("NPI") royalty at Yenipazar that is set at 6% until $165,000 in revenues are received, after which the NPI converts to a 10% interest.

In Argentina, the Company acquired a 1% NSR royalty with respect to production pursuant to a definitive share purchase agreement for the Diablillos property originally executed by SSR Mining with AbraSilver Resource Corp. The agreement with AbraSilver includes the right to a deferred payment of $7,000 upon the earlier of commencement of commercial production or July 31, 2025. This payment is binding under the agreement with AbraSilver and has been discounted at a rate of 12% and included in trade receivables and other assets on acquisition. As at December 31, 2022, the carrying value was $5,253 (December 31, 2021 - $4,700) (Note 5).

In Peru, the Company acquired the right to deferred payments totaling $11,000 ($2,250 received) pursuant to a definitive acquisition agreement for the Berenguela property originally executed by SSR Mining with Aftermath Silver Ltd. The $11,000 includes a series of staged payments over the next five years to acquire a 100% interest in the Berenguela project. Upon earn-in and the declaration of commercial production at Berenguela, a sliding-scale royalty will be payable to EMX based upon a 1% NSR royalty on all mineral production when the silver price is up to and including $25 per ounce, or a 1.25% NSR royalty on all mineral production when the silver price is over $25 per ounce and when the copper price is over $2 per pound. The deferred payments are binding under the agreement with Aftermath and have been discounted at a rate of 12% and included in trade receivables and other assets on acquisition. During the year ended December 31, 2022, the Company entered into an agreement to amend the terms of the deferred payments with Aftermath. Under the terms of the amendment, the Company agreed to extend the due date for the receipt of $2,500 by one year, until November 21, 2023 in exchange for consideration of $400. In connection with the amendment, the Company recognized a gain on the modification of the receivable of $255. As at December 31, 2022, the carrying value of the future payments owed from Aftermath was $6,963 (December 31, 2021 - $6,412) (Note 5).

The remaining royalty interests acquired in the SSR Mining portfolio includes assets in South America, Mexico, the United States (Nevada), and Canada.

In connection with the closing of the acquisition, the Company entered into a Vendor-take-back note ("VTB Note") with SSR Mining pursuant to which the Company borrowed $7,848 (Note 13) to finance the payment of VAT in Turkey which was payable on the Turkish assets acquired. During the year ended December 31, 2022, the Company repaid the VTB Note in full.

Leeville Royalty

The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

During the year ended December 31, 2022, $2,348 (2021 - $2,739) in royalty revenue from the Leeville Mine was included in revenue and other income. Royalty income from the Leeville Mine incurred a 5% direct gold tax of $116 (2021 - $137). Further, applied against the Leeville royalty was depletion of $1,867 (2021 - $2,418).

During the year ended December 31, 2022, through its wholly-owned subsidiary, Bullion, the Company reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin trend, Nevada. Pursuant to the settlement, Barrick paid Bullion $25,000. Of the $25,000 settlement, $6,175 was paid as a fee to Bullion's lawyers resulting in net proceeds received of $18,825.

Revelo Portfolio Interests

The Company holds various NSR Royalty interests in Chile acquired for $1,162 from Revelo Resources Corp., a subsidiary of Austral Gold Corp. During the year the ended December 31, 2022, the Company elected to abandon certain properties within the Revelo Portfolio and recorded impairment charges of $25 (2021 - $Nil).

Kaukua Royalty Interest

The Company holds a 2% NSR royalty on various exploration licenses (the "Kaukua Royalty") in Finland acquired from Akkerman Exploration B.V., a private Netherlands Company ("Akkerman"). The Kaukua Royalty was acquired from Akkerman by the Company for C$125 and the issuance of 52,000 EMX shares issued and valued at $101. The Company's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One Mining Inc. can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000. The remaining 1% of the NSR royalty is uncapped and cannot be repurchased.

Balya Royalty Interest

The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. Ve Tic. A. Ş. To Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company. During the year ended December 31, 2022, the Company recognized $276 (2021 - $Nil) as royalty revenue from the Balya property.

Pediment Gold Portfolio Interests

On September 2, 2022 the Company acquired from Pediment Gold LLC, a subsidiary of Nevada Exploration Inc. ("NGE") a portfolio of royalties for $500. The portfolio consists of a 2% NSR royalty on NGE's Nevada exploration portfolio as well as certain other interests. In addition, if NGE options, farms out, or sells a project, beginning on the first anniversary of the third-party agreement, EMX will receive Advance Annual Royalties ("AAR's") of $20 that escalate $10 per year and are capped at $50. NGE has the right to buy back half of EMX's 2% NSR by purchasing a 0.5% NSR interest for $1,000 anytime prior to the 7th anniversary of the Agreement and then, if the first NSR interest is purchased, purchasing the second 0.5% NSR interest any time prior to production for $1,500.

OTHER PROPERTY INTERESTS

The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company. During the year ended December 31, 2022, the Company received or accrued staged cash payments totaling $7,411 (2021 - $420) and total equity payments valued at $947 (2021 - $2,468) in connection with property agreements from various partners which has been included in option and other property income within revenue and other income.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Certain transactions of note for the year ended December 31, 2022 included the following:

Sweden and Norway

Agnico's Oijärvi Gold Project

In June 2021, the Company closed an asset purchase agreement with Gold Line Resources ("GLR") and Agnico Eagle Mines Limited. ("Agnico"), by which GLR can acquire a 100% interest in Agnico's Oijärvi Gold Project located in central Finland and the Solvik Gold Project located in southern Sweden for an aggregate purchase price of $10,000 comprised of staged payments totaling $7,000 in cash, $1,500 in shares of GLR and $1,500 in shares of EMX over three years. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for $1,000. EMX will receive additional share and cash payments from GLR as reimbursement for the $1,500 of EMX shares issued to Agnico over the course of the agreement. Pursuant to the agreement, payments to Agnico are as follows:

	Gold Line Cash Payments	EMX Shares	Gold Line Shares
Upon signing of the agreement (paid and issued)	$750	$375	$375
First anniversary of the purchase agreement (paid and issued)	1,500	500	500
Second anniversary of the purchase agreement	1,750	625	625
Third anniversary of the purchase agreement	3,000	-	-
Total	$7,000	$1,500	$1,500

Pursuant to the agreement, payments to be received by EMX from GLR are as follows:

	Cash Payments	Gold Line Shares

Upon signing of the agreement (received)	$-	$375
First anniversary of the purchase agreement (received)	250	250
Second anniversary of the purchase agreement	313	313
Total	$563	$938

During the year ended December 31, 2022, pursuant to the first anniversary of the agreement, the Company issued 211,795 common shares to Agnico and received the cash payment of $250 and 2,840,806 common shares of GLR.

Oijärvi Extension

On December 31, 2021, and closed in January 2022, the Company and GLR closed an amended agreement to transfer the Company's exploration reservation in Finland's Oijärvi greenstone belt (the "Oijärvi Extension") to GLR. In essence, the Oijärvi Extension will be added as an additional property under the terms of the 2019 agreement with GLR. Pursuant to the agreement, on closing, the Company transferred to GLR its interests in the Oijärvi Extension property and GLR issued to EMX 1,125,000 common shares of GLR valued at $121.

In return, the Company will receive an uncapped 3% NSR royalty on the project. Within six years of the closing date GLR has the right to buy up to 1% of the royalty owed to EMX by paying the Company 2,500 ounces of gold, or its cash equivalent. The Company will also receive AAR payments of 30 ounces of gold, commencing on the second anniversary of the closing, with each AAR payment increasing by five ounces of gold per year up to a maximum of 75 ounces of gold per year. These AAR payments may be made in gold bullion, its cash equivalent, or its value equivalent in shares of GLR, subject to certain conditions.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Svärdsjö Project

In July 2021, the Company executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp. ("District" or "DMX"). In accordance with the agreement, District acquired a 100% interest in the project by making a cash payment of C$35 (received) and issuing to EMX 1,659,084 common shares (received and valued at $291) of DMX that increases EMX's equity ownership in DMX to 9.9% (on a non-diluted basis). In addition to the equity payment received, the agreement provides the Company a 2.5% NSR royalty interest in the project, future AAR payments, and other consideration. EMX will receive a 2.5% NSR royalty interest in the project. On or before the sixth anniversary after closing, DMX has the option to purchase 0.5% of the NSR on the project by paying EMX C$2,000.

Mo-i-Rana

In February 2022, the Company entered into an agreement to sell its Mo-i-Rana project in Norway to Mahvie Minerals AB ("Mahvie"), a Swedish company. To acquire the project Mahvie acquired a 100% interest in the EMX subsidiary company that controls the project, subject to the following terms:

  Upon closing, EMX received 75 Norwegian Krone in cash and 9.9% of the issued and outstanding shares of Mahvie Minerals AB;
  EMX will receive a 2.5% NSR royalty interest in the project. On the sixth anniversary after closing, Mahvie has the option to purchase 0.5% of the NSR on the project by paying EMX $1,500;
  EMX will receive AAR payments of $25 for the project commencing on the third anniversary of the closing, with the AAR payment increasing by $5 per year until reaching $100 per year;
  A financial instrument was put in place allowing EMX to maintain its 9.9% interest in Mahvie until a total of 25,000 Swedish Kronor has been raised by Mahvie;
  A payment of $500, payable in cash or shares of Mahvie, will be made to EMX upon the completion of a Prefeasibility or Feasibility study; and
  To maintain its interest in the Project, Mahvie will also: (i) spend a minimum of $200 on the project by the first anniversary of the agreement and (ii) spend aggregate of $1,000 by the third anniversary of the agreement or complete a minimum of 2,000 meters of drilling on the project.

USA

Red Top, Ripsey West, and Miller Mountain Projects

In March 2021, the Company through its wholly-owned subsidiary BCE, executed an exploration and option agreement for the Red Top, Ripsey West, and Miller Mountain projects in North America with Zaya Resources, Ltd. ("Zaya"), a wholly-owned subsidiary of Zacapa Resources Ltd. ("Zacapa").

Pursuant to the agreement, Zaya can acquire a 100% interest in each of the projects by completing the following conditions:

  Issuance of 9.9% of the outstanding shares of Zacapa (2,960,000 shares received at a value of $296) to the Company and reimbursement of the Company's acquisition and holding costs upon signing (received $126);
  Zacapa raising a minimum of $3,000 of exploration capital and completing a successful IPO before the third anniversary of the agreement. EMX will maintain a non-dilution right through $3,000 of capital raises whereby Zacapa will issue additional shares to EMX to maintain its 9.9% equity position at no cost to EMX (440,000 common shares valued at $176 received during the year ended December 31, 2021); and
  Zacapa making AAR payments for each project to EMX beginning with $20 on the latter of the issuance of drill permits, or the second anniversary of the agreement, and increasing $10 each year to a cap of $75 per year.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Upon Zaya's exercise of the option EMX will be granted a royalty of 2.5% of the production returns for the Red Top and Ripsey West projects and a royalty of 3.5% of the production returns at the Miller Mountain project; and EMX will continue to receive AAR payments with respect to each project.

In May 2021, Zacapa terminated the Ripsey West agreement.

Valve House, Timber Butte, Lehman Butte, and Speed Goat Projects

In November 2021, the Company through its wholly-owned subsidiary BCE, entered into four separate agreements for the Valve House, Timber Butte, and Lehman projects in Idaho, USA, and the Speed Goat project in Nevada, USA, with Hochschild Mining PLC ("Hochschild"). Each agreement is substantially the same allowing Hochschild to earn a 100% interest in an individual project by reimbursing EMX the previous year's holdings costs and making option payments totaling $600 and completing $1,500 in exploration expenditures before the fifth anniversary of a given agreement. Upon exercise of the option for any one agreement, EMX will retain a 4% NSR royalty on a Project with Hochschild having the option to buyback up to a total of 1.5% of the royalty. Upon execution of the agreements, the Company received cash payments totaling $80. During the year ended December 31, 2022, Hochschild gave notice of termination on the Valve House, Timber Butte, and Lehman projects, and negotiations are continuing on restructuring of terms of the remaining Speed Goat project.

Robber Gulch

In January 2022, the Company through its wholly-owned subsidiary Bronco Creek Exploration ("BCE"), executed an exploration and option agreement for the Robber Gulch project (formerly under agreement with Gold Lion Resources Inc.) with Ridgeline Exploration Corporation, a wholly-owned subsidiary of Ridgeline Minerals Corporation ("Ridgeline").

Pursuant to the agreement, Ridgeline can acquire a 100% interest in the project by making execution and staged option payments totaling $750 over a five-year option (execution payment of $50 received), delivering 150,000 common shares of Ridgeline to the Company by the second anniversary of the agreement, and completing $650 in exploration expenditures before the fifth anniversary of the agreement.

Upon Ridgeline's exercise of the option EMX will be granted a 3.25% NSR royalty of the production returns for the property. Ridgeline has a buyback option of up to one percent (1%) of the royalty by first completing an initial half-percent (0.5%) royalty buyback for a payment of $1,500 to EMX before the third anniversary of the option exercise. If Ridgeline completes the first buyback, then the remaining half-percent (0.5%) of the royalty buyback can be purchased anytime thereafter for a payment of $2,000. EMX will continue to receive AAR payments of $50 which increase to $75 upon the completion of a Preliminary Economic Assessment.

Regional Strategic Alliance ("RSA") with South32

In November 2018, the Company, through its wholly-owned subsidiary BCE, entered into an agreement with South32 Limited ("South32"), a wholly-owned subsidiary of South32 Limited. Pursuant to the agreement, which has an initial term of two years, South32 will fund EMX $800 per year to generate new prospects to be considered for acquisition as well as to fund the labour portion of work programs on early-stage projects, Alliance Exploration Projects ("AEP"). In addition, the Company can request of South32 up to $200 per year for new acquisition funding. During the year ended December 31, 2022, the Company received $396 in reimbursed land payments related to AEP's.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

As projects advance, the Company will propose certain projects be selected as Designated Projects ("DP"). DP's will advance under separate option agreements whereby South32 can earn a 100% interest in the project by making option payments totaling $525 and completing $5,000 in exploration expenditures over a five year period. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

Pursuant to the RSA, as at December 31, 2022, South32 has advanced the Jasper Canyon, Copper Springs, Malone, and Trigger properties to Designated Project ("DP") status and the Company received a total of $25 (2021 - $75) in execution payments, as well as $219 (2021 - $70) for reimbursement of land payments related to the DP's.

Mainspring, Arizona

During the year ended December 31, 2021, the Company terminated an option agreement with Mainspring Casa Grande, LLC which was entered into in August 2019 and recorded an impairment charge of $104.

Parks Salyer

In February 2022, the Company through its wholly-owned subsidiary BCE, executed an Assignment and Assumption agreement as well as a Royalty Agreement for the transfer of EMX's Arizona State Exploration Permit to Cactus 110 LLC, a wholly-owned subsidiary of Arizona Sonoran Copper Company, Inc ("ASCU"). Pursuant to the agreement, ASCU will assume all rights under EMX's Arizona State Exploration Permit by making payment of $5 upon execution (received) and $195 (received) upon transfer and registration ("Registration Date") of the Permit to Cactus 110 LLC.

Pursuant to the agreement, the Company was granted a 1.5% NSR royalty interest on the property. ASCU has a buyback option of one percent (1%) of the royalty for a payment of $500 to EMX. EMX will receive AAR payments of $50, ceasing upon commencement of commercial production and can be bought out at any time for a payment of $1,000. ASCU will make milestone payments of totaling $3,000 upon certain milestones being met. In the two years following the Registration Date, ASCU will make yearly exploration expenditures totaling $2,000 prior to the first anniversary and a cumulative total of $4,000 prior to the second anniversary.

In September 2022, ASCU announced the occurrence of certain milestones being met and $3,000 was received and included in revenue and other income for the year ended December 31, 2022.

Richmond Mountain

In May 2022, the Company through its wholly-owed subsidiary BCE, executed an exploration and option agreement for the Richmond Mountain project with Stallion Gold Corp. ("Stallion"). Pursuant to the agreement, Stallion can acquire a 100% interest in the project by making execution and staged option payments totaling $500 over a five-year option (execution payment of $25 received) and completing $1,500 in exploration expenditures before the fifth anniversary of the agreement.

Upon Stallion's exercise of the option EMX will retain a 4% NSR royalty interest on the project. Stallion has a buyback option of up to one and one-half percent (1.5%) of the royalty by first completing an initial half-percent (0.5%) royalty buyback for a payment of $750 to EMX before the third anniversary of the option exercise. If Stallion completes the first buyback, Stallion may purchase an additional half-percent (0.5%) for $1,000 and a third half-percent (0.5%) increment for $1,200 at any time prior to commercial production. EMX will receive AAR payments of $100 beginning on the first anniversary of the option exercise, as well as other staged payments pursuant to certain other milestones being met.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Australia

Queensland Gold Project

In September 2020, and amended September 3, 2021, the Company executed an option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty. Ltd. ("MPL"). Pursuant to the agreement, MPL can earn an 80% interest in the project by making a payment of AUD$65 (received) on signing and incurring minimum expenditures AUD$300 on the project within 18 months from the effective date (completed). To exercise the option MPL is required to make a payment equal to AUD$235 in cash or shares. Upon MPL's exercise of the option, EMX will retain a 2.5% NSR royalty interest. Upon exercise of the option, MPL will be granted a second option by EMX to acquire the remaining 20% interest in the project by incurring a total of AUD$2,500 within 24 months of the start date of the first option period or issue to EMX the value of any shortfall in MPL shares. To exercise the second option MPL is required to make a payment equal to AUD$500 in cash or shares. During the year ended December 31, 2022, 1,175,000 common shares of MPL were issued to EMX as payment of the AUD$235 first option fee upon the successful listing of MPL on the Australian Stock Exchange.

Impairment of Non-Current Assets

The Company's accounting policy for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews operator reserve and resource estimates, expected long term commodity prices to be realized, foreign exchange, interest rates and other relevant information received from the operators that indicate production from royalty interests may be significantly reduced in the future.

During the year ended December 31, 2022, the Company re-evaluated the carrying value of the Gediktepe royalty after review of oxide production to date and the potential for delays relating to sulfide production, combined with revisions to metals pricing and Turkish royalty rates. As a result of this review, the Company recorded an impairment charge of $5,448 (2021 - $Nil), which was determined using a discounted cash flow model estimating the fair value less costs of disposal over a 15 year mine life using long term gold and copper prices of $1,641/oz and $3.61/lb discounted at rates of 5% and 8% respectively. In isolation, a 10% change in the long-term prices of gold and copper could result in a difference in the recoverable amount of $1,027, while a 10% increase in the respective discount rates would result in a reduction of the recoverable amount of $1,125.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Project and Royalty Generation Costs

During the year ended December 31, 2022, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe	Australia	Canada	South America and other	General Royalty geneation costs	Total
Administration costs	$49	$228	$94	$5	$11	$95	$32	$514
Drilling, technical, and support costs	1,554	4,570	142	295	21	19	64	6,665
Personnel	686	2,554	552	155	183	183	1,014	5,327
Property costs	569	2,064	1	28	45	178	-	2,885
Professional costs	33	56	101	28	-	197	403	818
Share-based payments	229	351	47	22	7	54	227	937
Travel	158	28	51	24	22	18	65	366
Total Expenditures	3,278	9,851	988	557	289	744	1,805	17,512
Recoveries from partners	(1,782)	(6,787)	-	(8)	-	-	-	(8,577)
Net Expenditures	$1,496	$3,064	$988	$549	$289	$744	$1,805	$8,935

During the year ended December 31, 2021, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe	Australia	Canada	South America and other	General Royalty generation costs	Total
Administration costs	$285	$211	$63	$1	$2	$1	$118	$680
Drilling, technical, and support costs	1,314	1,892	26	48	-	30	66	3,375
Personnel	1,135	1,579	179	115	81	15	1,733	4,837
Professional costs	292	9	67	124	-	164	477	1,133
Property costs	792	2,135	-	-	57	-	-	2,984
Share-based payments	393	611	47	12	-	23	140	1,226
Travel	97	12	16	-	1	11	112	249
Total Expenditures	4,309	6,448	398	300	140	243	2,645	14,483
Recoveries from partners	(3,142)	(3,767)	-	-	-	-	-	(6,909)
Net Expenditures	$1,166	$2,681	$398	$300	$140	$243	$2,645	$7,574

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

10. PROPERTY AND EQUIPMENT

During the years ended December 31, 2022 depreciation of $128 (2021 - $61) has been included in royalty generation costs.

	Field	Office	Building	Land	Total

Cost
As at January 1, 2021	$370	$53	$664	$329	$1,416
Additions	162	-	-	-	162
Currency translation adjustment	1	1	-	1	3
As at December 31, 2021	533	54	664	330	1,581
Additions	699	-	-	-	699
Disposals and derecognition	(66)	(54)	-	-	(120)
Currency translation adjustment	(11)	-	-	(21)	(32)
As at December 31, 2022	$1,155	$-	$664	$309	$2,128

Accumulated depreciation
As at January 1, 2021	$187	$53	$590	$-	$830
Additions	61	-	20	-	81
Currency translation adjustment	2	1	(2)	-	1
As at December 31, 2021	250	54	608	-	912
Additions	128	-	19	-	147
Disposals and derecognition	(66)	(54)	-	-	(120)
Currency translation adjustment	1	-	-	-	1
As at December 31, 2022	$313	$-	$627	$-	$940

Net book value
As at December 31, 2021	$283	$-	$56	$330	$669
As at December 31, 2022	$842	$-	$37	$309	$1,188

11. INCOME TAXES

Deferred Income Tax Asset (Liability)

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets and liabilities as follows:

	December 31, 2022	December 31, 2021
Royalty interest	$(14,288)	$(1,514)
Tax loss carryforwards	13,120	4,539
Other	71	53
Total asset (liability)	$(1,097)	$3,078

As at December 31, 2022 and 2021, no deferred tax assets recognized on the following temporary differences as it was not probable that sufficient future taxable profit will be available to realize such assets:

	December 31, 2022	December 31, 2021	Expiry Date Range
Tax loss carryforwards	$30,577	$44,218	2026-2042
Exploration and evaluation assets	2,017	8,084	No expiry
Other	18,693	9,415	No expiry

Income Tax Recovery (Expense)

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Current tax expense	$(771)	$(274)
Deferred tax recovery (expense)	(4,175)	3,110
	$(4,946)	$2,836

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

11. INCOME TAXES (Continued)

The current period deferred tax expense is mainly attributed to the gain on settlement with Barrick (Note 9) and utilization of historical tax losses.

The provision for income taxes differs from the amount calculated using Canadian federal and provincial statutory income tax rates is as follows:

	December 31, 2022	December 31, 2021
Net income (loss) before taxes	$8,295	$(23,731)
Statutory tax rate	27%	27%
Expected income tax (recovery)	2,240	(6,407)
Effect of lower tax rates in foreign jurisdictions	(1,411)	625
Permanent differences	1,608	2,228
Change in unrecognized deductible temporary differences and other	2,383	1,214
Witholding taxes	167	-
Foreign exchange	(41)	(496)
Total	$4,946	$(2,836)

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. As at December 31, 2022 and 2021, the Company's advances from joint venture partners consist of the following:

	December 31, 2022	December 31, 2021
U.S.A.	$1,670	$2,168
Sweden and Norway	33	528
Total	$1,703	$2,696

13. LOANS PAYABLE

Sprott Credit Facility

In August 2021, the Company entered into a credit facility with Sprott for $44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly. In connection with the Sprott Credit Facility, EMX paid cash fees of $795 as an origination discount, and issued 450,730 common shares valued at $1,239 or $2.74 (C$3.46) per share. The Company is required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.

During the year ended December 31, 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024. As a result of the modification of the Sprott Facility, on January 24, 2022, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the original effective interest rate, with an adjustment to profit or loss. The fee incurred as part of the modification payable to the lender is considered to be part of the gain or loss on modification. As a result, the Company recognized a gain on modification of $4,005 and a revised effective interest rate of 12.39%. For the year ended December 31, 2022, the Company recognized an interest expense of $4,927 (2021 - $1,948) on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses and other.  Interest paid on the Sprott facility totaled $3,167 (2021 - $1,171).

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

13. LOANS PAYABLE (Continued)

SSR VTB Note

In October 2021, as part of the purchase of the SSR Mining royalty portfolio (Note 9), the Company entered into a vendor take-back ("VTB") financing for up to $8,000 which bore interest at 10% per annum for the first 180 days, and would increase to 13% per annum thereafter. The VTB Note had a maturity date of December 31, 2022. The VTB Note is unsecured and subordinated to the Sprott Credit Facility. Upon closing of the acquisition, the Company drew upon the financing and issued a note payable to SSR Mining in the amount of $7,848.

Subsequent to the amended agreement with Sprott, the Company entered into an amendment to the postponement agreement with Sprott and SSR Mining to permit the prepayment of the VTB Note prior to the repayment of the Sprott Credit Facility, provided that no event of default has occurred or is continuing under the Sprott Credit Facility. During year ended December 31, 2022, the Company repaid the VTB Note in full.

The following table summarizes the Company's loans payable as at December 31, 2022 and changes during the year then ended:

	Sprott Facility	SSR VTB Note	Total
Balance as at January 1, 2021	$-	$-	$-
Proceeds	41,956	7,848	49,805
Interest accretion	1,948	151	2,100
Repayments	(1,171)	-	(1,171)
Balance as at December 31, 2021	42,734	7,999	50,733
Gain on debt modification	(4,005)	-	(4,005)
Interest accretion	4,927	320	5,247
Repayments	(3,167)	(8,319)	(11,486)
Balance as at December 31, 2022	40,489	-	40,489
Less: current portion	(3,216)	-	(3,216)
Non-current portion	$37,273	$-	$37,273

14. CAPITAL STOCK

Authorized

As at December 31, 2022, the authorized share capital of the Company was an unlimited number of common shares without par value.

Common Shares

During the year ended December 31, 2022, the Company:

  Issued 211,795 common shares valued at $477 related to the Oijärvi acquisition agreement (Note 9).
  Issued 3,812,121 units pursuant to a private placement for gross proceeds of $10,000. Each unit consisted of one common share of the Company and one warrant which entitles the holder to purchase one common share of the Company for a period of five years at an exercise price of C$4.45. Using the residual value method with respect to the measurement of shares and warrants issued as private placement units, $1,330 was allocated to the value of the warrant component. In consideration for arranging the private placement, the Company paid share issue costs of $39 in cash.
  Issued 1,110,000 common shares for gross proceeds of $1,037 pursuant to the exercise of stock options.
  Issued 171,063 common shares with a value of $402 pursuant to a restricted share unit plan with executives and management of the Company.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

14. CAPITAL STOCK (Continued)

During the year ended December 31, 2021, the Company:

  Issued 1,055,400 common shares for gross proceeds of $1,122 pursuant to the exercise of stock options.
  Issued 4,667 common shares valued at $10 pursuant to an agreement with a consultant to the Company.
  Issued 232,750 common shares with a value of $146 pursuant to the restricted share unit plan with executives and management of the Company.
  Issued 114,785 common shares valued at $352 related to the Oijärvi acquisition agreement (Note 9).
  Issued 12,323,048 common shares valued at $33,901 related to the acquisition of the SSR Mining royalty portfolio (Note 9).
  Issued 450,730 common shares at a value of $1,239 as part of the Sprott Credit Facility (Note 13).
  Completed a non-brokered private placement in two tranches and issued 6,500,000 units at a price of C$3.30 per unit for gross proceeds of $17,241. Each unit consisted of one common share and one half of one share purchase warrant. Each full warrant entitles the holder thereof to purchase one common share of the Company at a price of C$4.00 per common share in the first year and C$4.50 per common share in the second year. Using the residual value method with respect to the measurement of shares and warrants issued as private placement units, $51 was allocated to the value of the warrant component. In consideration for arranging the private placement, the Company paid finder's fees of $507 in cash and issued 149,282 finder's warrants. Each finder's warrant entitles the holder to purchase one common share at a price of C$3.50 per common share for one year from closing. The Company recorded $60 in share capital and reserves related to the fair value of the finders' warrants. The fair value of the finder's warrants issued as part of the private placement was estimated as of the date of the issuance using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 0.92%, dividend yield of 0%, volatility of 43.95% and an expected life of 1 year. The Company paid an additional $110 in legal and regulatory costs related to the private placement.

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2022 and 2021, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2020	6,382,400	$1.70
Granted	1,801,500	3.98
Exercised	(1,055,400)	1.33
Forfeited	(20,000)	3.96
Balance as at December 31, 2021	7,108,500	$2.33
Granted	1,970,500	2.55
Exercised	(1,110,000)	1.22
Forfeited	(120,000)	3.07
Number of options outstanding as at December 31, 2022	7,849,000	$2.53

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

14. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2022:

Date Granted	Number of Options	Exercisable	Exercise Price($C)	Expiry Date
July 10, 2018	1,264,000	1,264,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,335,000	1,335,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,406,500	1,406,500	2.62	June 10, 2025
October 5, 2020	24,000	24,000	3.50	October 5, 2025
May 6, 2021	1,206,500	1,206,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
June 21, 2021	20,000	20,000	3.67	June 21, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026
April 29, 2022*	1,817,000	1,797,000	2.56	April 29, 2027
July 5, 2022	100,000	100,000	2.45	July 5, 2027
July 20, 2022	11,000	11,000	2.45	July 20, 2027

Total	7,849,000	7,829,000

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 2.64 years (December 31, 2021 - 2.73 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

During the years ended December 31, 2022 and 2021, the change in RSUs outstanding was as follows:

Number
Balance as at December 31, 2020	1,076,000
Vested	(326,500)
Granted	470,000
Balance as at December 31, 2021	1,219,500
Vested	(241,750)
Forfeited	(77,750)
Granted	520,000
Balance as at December 31, 2022	1,420,000

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

14. CAPITAL STOCK (Continued)

The following table summarizes information about the RSUs which were outstanding at December 31, 2022:

Evaluation Date	December 31, 2021	Granted	Vested	Expired/Cancelled	December 31, 2022
December 31, 2021*	312,500	-	(234,750)	(77,750)	-
November 18, 2022*	7,000	-	(7,000)	-	-
December 31, 2022**	430,000	-	-	-	430,000
December 31, 2023	470,000	-	-	-	470,000
December 31, 2024	-	520,000	-	-	520,000
Total	1,219,500	520,000	(241,750)	(77,750)	1,420,000

*Based on the achievement of performance as evaluated by the Compensation Committee, 241,750 RSUs with evaluation dates of December 31, 2021 and November 18, 2022 had vested based on preset performance criteria previously established on the grant date. Of the 241,750 vested, 70% being 164,063 were paid in shares and the balance modified and settled in cash.

**As at December 31, 2022 the RSU's with an evaluation date of December 31, 2022 have not yet been determined to have vested or expired.

Warrants

During the years ended December 31, 2022 and 2021, the change in warrants outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)

Balance as at December 31, 2020	-	$-
Issued	3,399,280	3.98
Balance as at December 31, 2021	3,399,280	3.98
Issued	3,812,121	4.45
Expired	(149,282)	3.50
Balance as at December 31, 2022	7,062,119	$4.47

The following table summarizes information about the warrants which were outstanding at December 31, 2022:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
November 5, 2021	3,249,998	3,249,998	4.50	November 5, 2023
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	7,062,119	7,062,119

Share-based Payments

During the year ended December 31, 2022 the Company recorded aggregate share-based payments of $3,429 (2021 - $4,161) as they relate to the fair value of stock options and RSU's vested, and RSU's settled in cash during the period. Share-based payments for the years ended December 31, 2022 and 2021 are allocated to expense accounts as follows:

Year ended Deceember 31, 2022	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$962	$795	$1,757
RSU's vested	1,530	142	1,672
	$2,492	$937	$3,429

Year ended December 31, 2021	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$1,403	$1,205	$2,608
RSUs vested	1,285	-	1,285
RSUs settled in cash	247	22	268
	$2,935	$1,226	$4,161

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

14. CAPITAL STOCK (Continued)

The weighted average fair value of the stock options granted during the year ended December 31, 2022 was C$1.16 (2021 - C$1.81) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	December 31, 2022	December 31, 2021
Risk free interest rate	2.76%	0.88%
Expected life (years)	5	5
Expected volatility	48.7%	53.3%
Dividend yield	0%	0%

15. NET INCOME (LOSS) PER SHARE

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Net income (loss)	$3,349	$(23,731)
Weighted average number of common shares outstanding - basic	108,761,894	89,134,708
Dilutive effect of stock options and warrants	1,094,752	-
Weighted average number of common shares outstanding - diluted	109,856,646	89,134,708
Basic earnings (loss) per share	$0.03	$(0.27)
Diluted earnings (loss) per share	$0.03	$(0.27)

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Year ended Deceember 31, 2022	Salary and fees	Share-based Payments	Total
Management	$868	$882	$1,750
Outside directors	601	741	1,342
Seabord Management Corp.*	285	-	285
Total	$1,754	$1,623	$3,377

Year ended December 31, 2021	Salary and fees	Share-based Payments	Total
Management	$854	$1,083	$1,937
Outside directors	444	771	1,215
Seabord Management Corp.*	166	-	166
Total	$1,464	$1,854	$3,318

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at December 31, 2022 is $Nil (December 31, 2021 - $3) owed to key management personnel and other related parties and includes accruals for short term incentive bonuses and compensation adjustments.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

17. SEGMENTED INFORMATION

The Company operates within the resource industry. As at December 31, 2022, the Company had royalty and other property interests, property and equipment and royalty revenue located geographically as follows:

ROYALTY AND OTHER PROPERTY INTERESTS	December 31, 2022	December 31, 2021
Turkey	$34,528	$43,742
U.S.A.	6,026	7,528
Argentina	6,643	7,084
Canada	2,282	2,985
Peru	1,828	1,949
Chile	1,271	1,457
Sweden	323	345
Finland	192	205
Mexico	184	196
Serbia	148	158
Total	$53,425	$65,648

PROPERTY AND EQUIPMENT	December 31, 2022	December 31, 2021
U.S.A.	$1,019	$558
Sweden	150	111
Turkey	19	-
Total	$1,188	$669

	Year ended	Year ended
ROYALTY REVENUE	December 31, 2022	December 31, 2021
U.S.A.	$2,388	$2,779
Turkey	4,207	64
Sweden	318	142
Total	$6,913	$2,985

The Company's depletion expense is related to properties located in the USA and in Turkey for the years ended December 31, 2022 and 2021.

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2022, the Company had working capital of $31,562 (December 31, 2021 - working capital deficit of $11,270). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of minerals, and pre-production payments on various partner advanced properties. The Company also receives additional cash inflows from the recovery of expenditures from project partners, investment income including dividends from investments in associated entities, cash from sale of investments and exercise of options. During the year ended December 31, 2022, the Company re-negotiated the payment terms of the Sprott Credit Facility (Note 13).

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed in Note 13. There were no change in the Company's approach to capital management for the years presented.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a)   Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

As at December 31, 2022, there were no changes in the levels in comparison to December 31, 2021. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$9,966	$390	$-	$10,356
Warrants	-	4	-	4
Total	$9,966	$394	$-	$10,360

The carrying value of cash and cash equivalents, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and loans payable, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and trade receivables. This risk is minimized by holding a significant portion of the cash funds in major Canadian and US banks. The Company's exposure with respect to its trade receivables is primarily related to royalty revenue, recoverable taxes, recovery of royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates on cash and cash equivalents and restricted cash. Management believes the interest rate risk is low given the interest rate on the Sprott Credit Facility (Note 13) is fixed.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2022 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $1,036.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from royalty interests and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency. The Company operates in North America, Europe, Turkey, Latin America and Australia. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, and loans payable subject to foreign exchange risk as at December 31, 2022 was as follows:

Accounts
Cash and cash equivalents	$2,617
Restricted cash	1,644
Trade receivables	12,309
Accounts payable and accrued liabilities	(113)
Loans payable	(40,489)
Net exposure	$(24,032)

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries that use the Canadian dollar as their functional currency. Balances denominated in another currency other than the Canadian dollar held in foreign operations are considered immaterial. Based on the above net exposure as at December 31, 2022, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $2,403 in the Company's pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Changes in non-cash working capital:

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Trade receivables and other assets	$(3,726)	$1,455
Accounts payable and accrued liabilities	4	(504)
Advances from joint venture partners	749	(635)
	$(2,973)	$316

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of United States Dollars, except where indicated) For the year ended December 31, 2022

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

During the years ended December 31, 2022 and 2021, the Company paid interest and income tax as follows:

	December 31, 2022	December 31, 2021
Interest paid	$3,167	$1,171
Income taxes paid	167	-
	$3,334	$1,171

The significant non-cash investing and financing transactions during the year ended December 31, 2022 and 2021 included:

a) Recorded the issuance of $Nil (2021 - $33,901) through share capital for the issuance of Nil (2021 - 12,323,048) common shares for the acquisition of royalty and property interests and deferred compensation receivable;

b) Recorded $477 (2021 - $352) through share capital for the issuance of 211,795 (2021 - 114,785) common shares related to property agreements;

c) Reclass of $Nil (2021 - $677) of accumulated OCI out of reserves to deficit upon disposal of a FVOCI investment;

d) Reclass of $602 (2021 - $641) from reserves to share capital for options exercised;

e) Recognized $1,330 (2021 - $51) for warrants issued in connection with a private placement;

f) Issuance of $402 (2021 - $146) through share capital for the issuance of 171,063 (2021 - 225,750) common shares for settlement of previously vested RSUs;

g) Recognized $Nil (2021 - $7,848) as a loan payable for Turkish VAT paid by SSR Mining on behalf of the Company (Note 13); and

h) Adjusted non-current assets and liabilities for $5,930 (2021 - $898) related to cumulative translation adjustments ("CTA"), of which $1,031 (2021 - loss of $288) relates to CTA loss on royalty and other property interests, $Nil (2021 - $32) relates to a CTA gain on deferred tax liabilities, $33 (2021 - gain of $2) relates to CTA loss on property and equipment and $4,866 (2021 - loss of $1,216) relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.

20. EVENT SUBSEQUENT TO THE REPORTING DATE

Subsequent to the year ended December 31, 2022, the Company entered into certain agreements to acquire an additional 2.263% ownership in SLM California for cash consideration of $3,517 pursuant to agreements with existing shareholders of SLM California. The acquisition provides EMX with a further 0.0424% effective NSR royalty interest in the Caserones mine, increasing the Company’s NSR interest to 0.7759%.